ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 9, 2017

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Attention: Mr. Keith Gregory

Re:	Fee Table and Expense Example to accompany Post-Effective Amendment No. 105 of Allianz Funds Multi-Strategy Trust
(Registration Nos. 333-148624 and 811-22167)

Dear Mr. Gregory:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) in regards to the Trust’s Post-Effective Amendment No. 105 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on April 20, 2017, in connection with the registration of Class P and Institutional Class shares of AllianzGI Real Estate Debt Fund (the “Fund”), a new series of the Trust. To assist your review of the
485(a) Amendment, a draft of the fee table and expense example for inclusion in the Fund Summary for the Fund has been attached hereto as Exhibit A.

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt, Esq.

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Elizabeth A. Martin, Esq.

Exhibit A

Fee Table and Expense Example for AllianzGI Real Estate Debt Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Share Class	Management Fees	Distribution and/or Service (12b-1) Fees	Other Expenses(1)	Total Annual Fund Operating Expenses	Expense Reductions(2)	Total Annual Fund Operating Expenses After Expense Reductions(2)
Institutional	0.45%	None	3.00%	3.45%	2.87%	0.58%
Class P	0.45	None	3.10	3.55	2.87	0.68

(1)	Other Expenses are based upon estimated amounts for the Fund’s initial fiscal year ending September 30, 2017 and include organizational expenses.
(2)	Total Annual Fund Operating Expenses After Expense Reductions reflect the effect of a contractual agreement by Allianz Global Investors U.S. LLC (“AllianzGI U.S.” or the “Manager”) to irrevocably waive its management fee and/or reimburse the Fund through July 31, 2018 to the extent that Total Annual Fund Operating Expenses excluding interest, tax, and extraordinary expenses, and certain credits and other expenses, exceed 0.58% for Institutional Class shares and 0.68% for Class P shares. Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. The Expense Limitation Agreement is terminable by the Trust upon 90 days’ prior written notice to the Manager or at any time by mutual agreement of the parties.

Examples. The Examples are intended to help you compare the cost of investing in shares of the Fund with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, your investment has a 5% return each year, and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Expense Reductions and, for all other periods, on Total Annual Fund Operating Expenses.

Share Class	1 Year	3 Years
Institutional	$59	$540
Class P	$69	$571